UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: March 2015

Commission File Number: 001-36136

CBD Energy Limited
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Shareholder Actions

At an Extraordinary General Meeting (the “EGM”) of the shareholders of CBD Energy Limited (the “Company”) held on March 12, 2015, the requisite number of shareholders approved the following:

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With the votes of 251,437,189 ordinary shares (82% of the total ordinary shares on issue), the Board of Directors (the “Board”) was authorized to effect a consolidation of the Company’s ordinary shares by dividing the then outstanding ordinary shares by a factor ranging from 80 to 150 (the “Consolidation Ratio”).  Fractional shares resulting from such consolidation would be extinguished. The shares held by each shareholder would be adjusted pro rata and the percentage equity interests of each shareholder would remain unchanged, except to the extent of any fractional share held by such shareholder that is cancelled.  The Board intends to fix the Consolidation Ratio as soon as practicable, but in any case prior to April 1, 2015, at a level that it expects will allow the Company to comply with NASDAQ listing requirements.  Notwithstanding the Board’s efforts to set the Consolidation Ratio at a compliant level, there is no assurance that the Company will comply with applicable NASDAQ listing requirements following the share consolidation or, if it does so, that it will be able to maintain compliance.

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With the votes of 251,437,189 ordinary shares (82% of the total ordinary shares on issue), a change in the name of the Company to BlueNRGY Group Limited was authorized.  This change is expected to be effected as soon as the applicable filings can practicably be made with regulatory authorities in Australia and applicable notice periods have passed.  The Company intends to immediately commence doing business under the name BlueNRGY Group Limited.

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With the votes of 251,437,189 ordinary shares (82% of the total ordinary shares on issue), as contemplated in the deed of company arrangement (“DOCA”) for the Company and its subsidiary, Westinghouse Solar Limited, the issuance of 296,429,702 ordinary shares by the Voluntary Administrator or the Board was ratified.

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With the votes of 138,423,377 ordinary shares (55% of the total ordinary shares on issue), as contemplated in the DOCA for the Company, Board approval of the modification of the Company’s Series B Preference Shares (as previously disclosed in the Company’s filing on Form 6-K dated January 28, 2015) was ratified.

-	With the votes of 251,437,189 ordinary shares (82% of the total ordinary shares on issue), PricewaterhouseCoopers was removed as the auditor of the Company.

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With the votes of 251,437,189 ordinary shares (82% of the total ordinary shares on issue), HLB Mann Judd was appointed as auditor and the Board was authorized to reach an agreement with the auditor on the auditor’s remuneration.

The foregoing summary is qualified in its entirety by the text of the shareholder resolutions included in the minutes of the EGM filed herewith as Exhibit 99.1.

New Board Committees & Appointments

Executive Committee

On February 12, 2015, the Board formed an Executive Committee comprised of Mr. Morro, Mr. Donohue, and Mr. Chapple.

Press Release

On March 19, 2015, the Company issued a press release related to its name change to BlueNRGY Group Limited, a copy of which is attached to this report on Form 6-K as Exhibit 99.2.

The information contained in the press release attached as Exhibit 99.2 hereto is being furnished to the Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filings with the Commission.

Forward-Looking Statements

This report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things, enactment of the approved share consolidation, the Company’s ability to regain and maintain compliance with the NASDAQ listing rules and implementation of the name change to BlueNRGY Group Limited.  Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Prospectus that was declared effective on June 12, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Exhibits

Exhibit Number	Exhibit Description

99.1	Minutes of the Extraordinary General Meeting of Shareholders held on March 12, 2015

99.2	Press Release, dated March 19, 2015, of the change in the Company’s name to BlueNRGY Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

March 19, 2015	By:	/s/ William Morro
William Morro Managing Director